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                                  May 17, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:    The Hartford Mutual Funds, Inc. (CIK: 0001006415)
                 Request for Withdrawal of Registration Statement on Form N-1A

Commissioners:

        This letter is to request the withdrawal of a registration statement on Form N-1A filed via EDGAR with an incorrect submission header type. The filing was made for The Hartford Mutual Funds, Inc. (the "registrant") at approximately 17:13 (accepted at 17:16) on April 30th, 2001 as an N-1A (accession number 0000950133-01-500781). Unfortunately, the filing should have used a 485BPOS submission header type. The use of the incorrect submission header type caused the filing to be processed as a new registration statement under the Securities Act of 1933 rather than as a post-effective amendment under paragraph (b) of Rule 485 thereunder.

        The registrant refiled its registration statement as a post-effective amendment on May 1, 2001 using the 485BPOS submission header type (accession number 0000950133-01-500819). Later that day, (received 20:44; accepted 20:45)
the registrant filed a request to backdate the post-effective amendment to April 30, 2001 (accession number 0000950133-01-500827). We understand that this request has been granted and the amendment backdated.

        Pursuant to Rule 477(a) under the Securities Act of 1933, we hereby request the withdrawal of the April 30th filing with the N-1A submission header type (accession number 0000950133-01-500781).

        If this request poses a problem, or if you have any questions, please contact the undersigned at (860) 297-6443 or David S. Goldstein at (202) 383-0606.

                                   Sincerely,


                                   Kevin J. Carr
                                   Vice President, Secretary and Counsel
                                   The Hartford Mutual Funds, Inc.

Cc:  David S. Goldstein